UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 ) *

The Gabelli Global Utility & Income Trust
(Name of Issuer)

Series A Cumulative Puttable and Callable Preferred Shares, par value $0.001
(Title of Class of Securities)

36242L204
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No.	36242L204

1.	Names of Reporting Persons.	Bruce M. Kallins
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States

Number of	5.	Sole Voting Power	83,520
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	83,520
Person With:
8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	83,520

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	8.1%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 9 pages

CUSIP No.	36242L204

1.	Names of Reporting Persons.	Yakira Capital Management, Inc. (formerly known as BK Management I, Inc.)
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	83,520
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	83,520
Person With:
8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	83,520

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	8.1%

12.	Type of Reporting Person (See Instructions)	IA, CO

Page 3 of 9 pages

CUSIP No.	36242L204

1.	Names of Reporting Persons.	Yakira Partners, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	31,807
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	31,807
Person With:
8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	31,807

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	3.1%

12.	Type of Reporting Person (See Instructions) PN

Page 4 of 9 pages

CUSIP No.	36242L204

1.	Names of Reporting Persons.	YP Management, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	31,807
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	31,807
Person With:
8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	31,807

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	3.1%

12.	Type of Reporting Person (See Instructions) OO

Page 5 of 9 pages

CUSIP No.	36242L204

1.	Names of Reporting Persons.	Yakira Offshore Fund Ltd.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Cayman Islands

Number of	5.	Sole Voting Power	4,497
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	4,497
Person With:
8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,497

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	0.4%

12.	Type of Reporting Person (See Instructions) CO

Page 6 of 9 pages

Item 1.

(a)		The name of the issuer is The Gabelli Global Utility & Income Trust (the “Issuer”).
(b)		The principal executive office of the Issuer is located at One Corporate Center, Rye, NY 10580-1422.

Item 2.
(a)

This statement (this “Statement”) is being filed by: (1) Bruce M. Kallins; (2) Yakira Capital Management, Inc. (formerly known as BK Management I, Inc., a Delaware corporation (the “Investment Manager”)); (3) Yakira Partners, L.P., a Delaware limited partnership (the “Domestic Fund”); (4) YP Management, LLC, a Delaware limited liability company (the “General Partner”); and (5) Yakira Offshore Fund Ltd., a Cayman Islands limited partnership (the “Offshore Fund”, and together with the Domestic Fund, the “Funds”) (all of the foregoing, collectively, the “Filers”). The Funds are private investment vehicles. The Investment Manager is the investment manager to the Funds, and also manages accounts on a discretionary basis (the “Accounts”). The Funds and the Accounts directly own the Preferred Stock reported in this Statement. Mr. Kallins and the Investment Manager may be deemed to beneficially own the Preferred Stock owned directly by the Funds and the Accounts. The General Partner is the general partner of the Domestic Fund and thus may be deemed to beneficially own the Preferred Stock owned directly by the Domestic Fund. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)		The principal business office of the Filers is 991 Post Road East, 2nd Floor, Westport, CT 06880.
(c)		For citizenship information see Item 4 of the cover sheet of each Filer.
(d)		This Statement relates to the Series A Cumulative Puttable and Callable Preferred Shares, par value $0.001, of the Issuer (the “Preferred Stock”).
(e)		The CUSIP Number of the Preferred Stock of the Issuer is 36242L204.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 1,032,428 shares of Preferred Stock outstanding as of June 19, 2013, as announced by the Issuer on June 19, 2013.

Page 7 of 9 pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

Bruce M. Kallins

Yakira Capital Management, Inc. (formerly known as BK Management I, Inc.)

Yakira Partners, L.P.

YP Management, LLC

Yakira Offshore Fund Ltd.

By: /s/ Bruce M. Kallins

Bruce M. Kallins, for himself; as controlling shareholder of the Investment Manager (for itself and each of the Funds); and as the managing member of the General Partner

Page 9 of 9 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement (Previously Filed)